For info about the proprietary technology used in comScore products, refer to http://comscore.com/About_comScore/Patents comScore + Rentrak Defining the Future of Measurement Investor Presentation September 29, 2015 Filed by comScore, Inc. Pursuant to Rule 425 Under the Securities Act of 1933 And Deemed Filed Pursuant to Rule 14a-12 Under the Securities Exchange Act of 1934 Subject Company: Rentrak Corporation Commission File No.: 000-15159

© comScore, Inc. Proprietary. 2 Cautionary Statements Forward Looking Statements This communication contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, including with respect to the anticipated timing, completion and effects of the proposed merger between comScore and Rentrak. These statements are based on management’s current expectations and beliefs, and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. These forward-looking statements include statements about future financial and operating results; benefits of the transaction to customers, stockholders and employees; potential synergies and cost savings; the ability of the combined company to drive growth and expand customer and partner relationships; and other statements regarding the proposed transaction. Forward-looking statements may contain words such as “will be,” “will,” “expected,” “anticipate,” “continue,” or similar expressions, and include the assumptions that underlie such statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the comScore or Rentrak stockholders to approve the proposed merger; failure to achieve regulatory approval; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees, customers and suppliers; and other factors, including those set forth in the most current Annual Report on Form 10-K, Quarterly Report on Form 10-Q and Current Reports on Form 8-K reports filed by comScore and Rentrak with the SEC. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof, and comScore and Rentrak are under no obligation (and expressly disclaim any such obligation) to update or revise their forward-looking statements whether as a result of new information, future events, or otherwise. Non-GAAP Measures This communication may contain certain measures that are not calculated in accordance with U.S. generally accepted accounting principles, or GAAP. Management believes that these non-GAAP financial measures are useful to investors and others in evaluating the proposed business combination. For further detail about the definition and reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measure or measures, are available in comScore and Rentrak’s most recent earnings press releases for its most recently completed quarters as filed on Form 8-K with the SEC. Reconciliation of the non-GAAP financial measures to the most directly comparable GAAP financial measure or measures is also included in the appendix to this communication.

© comScore, Inc. Proprietary. 3 Cautionary Statements (Continued) No Offer or Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval with respect to the proposed merger or otherwise. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Additional Information and Where to Find It In connection with the proposed merger, comScore intends to file a registration statement on Form S-4, which will include a preliminary prospectus and related materials to register the shares of comScore common stock to be issued in the merger, and comScore and Rentrak intend to file a joint proxy statement/prospectus and other documents concerning the proposed merger with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT COMSCORE, RENTRAK, AND THE PROPOSED MERGER. Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when they are available) and any other documents filed by comScore and Rentrak with the SEC at the SEC’s website at www.sec.gov. They may also be obtained for free by contacting comScore Investor Relations by mail at comScore, Inc., 11950 Democracy Drive, Suite 600, Reston, Virginia 20190, Attention: Investor Relations, by telephone at (310) 279-5980, or by going to comScore’s Investor Relations page on its corporate web site at www.comscore.com, or by contacting Rentrak Investor Relations by mail at Rentrak Corporation, 7700 N.E. Ambassador Ave, Portland, Oregon 97220, Attention: Investor Relations, by telephone at (503) 284-7581, or by going to Rentrak’s Investor Relations page on its corporate web site at www.rentrak.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus. Participants in the Solicitation Each of Rentrak and comScore and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the transactions contemplated by the merger agreement. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of comScore or Rentrak security holders in connection with the proposed merger will be set forth in the registration statement and the joint proxy statement/prospectus when filed with the SEC. Information regarding Rentrak’s executive officers and directors is included in Rentrak’s Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on July 9, 2015, and information regarding comScore’s executive officers and directors is included in comScore’ Proxy Statement for its 2015 Annual Meeting of Stockholders, filed with the SEC on June 8, 2015. Copies of the foregoing documents may be obtained as provided above. Certain executive officers and directors of comScore and Rentrak have interests in the transaction that may differ from the interests of comScore and Rentrak stockholders generally. These interests will be described in the joint proxy statement/prospectus when it becomes available.

© comScore, Inc. Proprietary. 4 Combination of industry leaders Defining the future of measurement

© comScore, Inc. Proprietary. 5 The complete picture for how viewers consume content

Transaction overview

Structure and consideration	• Stock for stock merger • Exchange ratio: 1.15 comScore shares for each Rentrak share • Implied ownership of 66.5% comScore shareholders / 33.5% Rentrak shareholders
Strong strategic rationale	• Provide trusted basis for transactions in cross-platform media buying and selling • Combines innovative, big data organizations with similar approaches to measurement • Unparalleled combination of information assets with expansive digital and TV household
Compelling financial impact(1)	• Enhanced scale • Strong growth momentum, excellent profitability and opportunity for margin expansion • A conservatively capitalized balance sheet • Expect mild dilution in 2016 and accretion in 2017 on a Non-GAAP EPS basis, with total synergies of at least $20M in 2016 and at least $35M in 2017
Approvals and closing	• Approved by Boards of Directors of both companies • Subject to customary closing conditions and regulatory approvals • Expect to close in early 2016

(1) See Appendix of this presentation for a reconciliation of Revenue and Adjusted EBITDA as of 6/30/15

comScore | RENTRAK
© comScore, Inc. Proprietary.
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Additional transaction details

Senior management	• Serge Matta, Chief Executive Officer • Bill Livek to become President and Executive Vice Chairman • Mel Wesley, Chief Financial Officer • Christiana Lin, General Counsel & Chief Privacy Officer • David Chemerow, Strategic Advisor to the CEO • Balance of management team will be a combination of the two existing teams

Board of Directors	• 12 member Board structure comprised of:
	  • 8 members from comScore Board
	  • 4 members from Rentrak Board
	• Dr. Magid Abraham to remain as Executive Chairman
	• Board remains independent from WPP
	  • WPP has no board seat/observer rights
	  • 16% ownership post-merger, contractually limited not to acquire more than 19.9%

Corporate headquarters	• Reston, Virginia • 30+ global office locations
Ticker	• Combined company to trade as SCOR on NASDAQ

comScore | RENTRAK
© comScore, Inc. Proprietary.
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© comScore, Inc. Proprietary. 8 Transaction reaffirms position at intersection of key macro-trends, while expanding market and potential for future growth and value creation Pre-Merger Post-Merger

© comScore, Inc. Proprietary. 9 Technology has fundamentally changed how we watch TV

© comScore, Inc. Proprietary. 10 Solving the cross-platform measurement challenge Comprehensive cross-platform measurement needed to accurately report “what, where, when and how” people view content • Rapidly changing consumption habits and increasingly fragmented media environment • Siloed TV and digital measurement is no longer sufficient • Clients require insights to make audiences more valuable and advertising more relevant • Innovation and industry leadership required to solve these challenges

© comScore, Inc. Proprietary. 11 Compelling strategic rationale driving our combination # Shared vision for future of measurement – siloed ratings not sufficient for changing environment # Future media measurement must account for all ways content is viewed # Powerful combination of highly complementary products and data assets # Big data talent and technology combined with culture of innovation and thought leadership # Improved ability to deliver comprehensive cross-platform measurement currency our clients need

© comScore, Inc. Proprietary. 12 Creates broader market opportunities and significant financial upside Powerful and innovative products In-depth understanding of consumer behavior • Panel + census measurement for digital and TV platforms • Digital consumer behavior on desktop, smartphone, tablet and OTT • >1.8 trillion monthly digital interactions • TV viewing behavior for live, time- shifted, VOD • Massive data footprint – 120mm TVs and devices • Improved national/local market coverage Enhanced and broader measurement offerings • Media Metrix Multi-Platform • vCE + AdEffx • Xmedia • TV Everywhere • On Demand Everywhere • Movies Everywhere Stronger client insights • More holistic understanding of cross- platform media planning and effectiveness • Expanded coverage of key industry verticals, including entertainment, political and auto

Summary financial profile

Side-by-side financials

LTM 6/30/2015	comScore	Rentrak	Combined
Market cap. ($bn)	$1.7	$0.7	$2.4
Revenue ($mm)	$349	$108	$457
Adj. EBITDA ($mm)	$85	$15	$100
Adj. EBITDA Margin (%)	24%	14%	22%
Cash on hand ($mm)	$188	$79	$267

Commentary

- Enhanced scale ($457mm revenue and $100mm adjusted EBITDA)
- Strong revenue growth momentum (17% for comScore, 33% for Rentrak for LTM 6/30/15)
- Excellent profitability (22% combined adjusted EBITDA margin) and prospects for further margin expansion
- Significant cash and excess liquidity for additional investment or return of capital to shareholders
- Potential upsides from synergies

Note: Market capitalization based on share prices as of September 29, 2015
Note: Financial information based on most recently reported public information filed or furnished publicly to the SEC by each of comScore and Rentrak. LTM refers to the last twelve months ended June 30, 2015.

comScore | RENTRAK
© comScore, Inc. Proprietary.
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© comScore, Inc. Proprietary. 14 Combination of industry leaders Defining the Future of Measurement

© comScore, Inc. Proprietary. 15 Appendix

comScore – Adjusted EBITDA Reconciliation

Reconciliation of revenue and income before income taxes to Non-GAAP revenue, Non-GAAP net income and Adjusted EBITDA

(dollars in millions, except per share amounts) (unaudited)	Fiscal year ended Dec 31, 2013	Fiscal year ended Dec 31, 2014	Six months ended June 30, 2014	Six months ended June 30, 2015	LTM ended June 30, 2015
Revenue	$286.9	$329.2	$156.9	$178.7	$351.0
Adjustment to exclude non-Health Copy-Testing and Configuration Manager products	(1.3)	—	—	—	—
Adjustment to exclude Mobile Operator Analytics products	(10.6)	(4.0)	(2.1)	(0.4)	(2.3)
Non-GAAP Revenue [1]	**$274.9**	**$325.2**	**$154.8**	**$178.3**	**$348.7**
Income/ (Loss) before income taxes	**2.1**	**(15.2)**	**(3.4)**	**(12.4)**	**(24.2)**
Deferred tax benefit / (provision)	(2.4)	13.2	1.4	(0.4)	11.3
Current tax benefit / (provision)	(2.0)	(7.9)	(2.0)	0.7	(5.1)
Net loss	**(2.3)**	**(9.9)**	**(4.0)**	**(12.1)**	**(18.0)**
Amortization of intangible assets	8.0	7.2	3.9	5.7	9.0
Impairment of intangible assets	—	9.7	—	—	9.7
Stock-based compensation	27.0	42.0	16.3	30.4	56.1
Costs related to acquisitions, restructuring and other infrequently occurring items	7.0	5.6	3.4	3.2	5.3
Settlement of litigation, net	(1.4)	2.7	2.9	(0.7)	(0.8)
Gain / (Loss) on asset disposition	(0.2)	—	—	5.2	5.2
Adjustment to exclude non-Health Copy-Testing and Configuration Manager products	(0.2)	—	—	—	—
Adjustment to exclude Mobile Operator Analytics products	1.2	4.6	2.5	1.6	3.8
Non-cash portion of current tax provision related to excess tax benefits from stock based compensation [2]	—	5.8	1.2	—	4.6
Deferred tax (benefit) / provision	2.4	(13.2)	(1.4)	0.4	(11.3)
Non-GAAP net income [1]	**41.5**	**54.5**	**24.7**	**33.8**	**63.6**
Current tax provision / (benefit)	2.0	2.1	0.9	(0.7)	0.5
Depreciation	16.8	18.0	8.6	10.3	19.8
Interest and other expense, net	0.9	1.2	0.5	0.8	1.5
Adjusted EBITDA [1]	**$61.3**	**$75.9**	**$34.6**	**$44.2**	**$85.4**
Adjusted EBITDA margin (%)	*22%*	*23%*	*22%*	*25%*	***24%***

(1) comScore classified its Mobile Operator Analytics Division as held for sale in the fourth quarter of 2014. All year-to-date 2015 and 2014 amounts include adjustments to exclude the Mobile Operator Analytics Division and are based on management's estimates of the revenue and results of operations of the aforementioned division

(2) Included in the tax provision for the three and six months ended June 30, 2014 was $0.9 million and $1.2 million, respectively, of non-cash current tax expense related to excess tax benefits from stock based compensation

comScore | RENTRAK

© comScore, Inc. Proprietary.

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© comScore, Inc. Proprietary. 17 Rentrak – Adjusted EBITDA Reconciliation (In millions, except per share amounts) Fiscal year ended March 31, Three months ended June 30, LTM ended June 30, (Unaudited) 2014 2015 2014 2015 2015 Revenue $75.6 $102.9 $22.3 $27.5 $108.1 Net income (loss) attributable to Rentrak Corporation (4.3) (2.0) (1.0) 1.6 0.5 Adjustments: Income from discontinued operations, net of income taxes (2.8) (3.2) (0.3) — (2.8) Provision (benefit) for income taxes (1.9) (0.4) — 0.7 0.2 Reduction in valuation allowance on deferred tax assets (0.3) — — — — Investment income, net (0.2) (0.4) (0.1) (0.2) (0.6) Depreciation and amortization from continuing operations 5.9 7.5 1.7 2.3 8.2 Stock-based compensation from continuing operations(1) 5.4 7.8 1.7 1.8 8.0 Adjusted EBITDA $1.9 $9.4 $2.0 $6.2 $13.5 iTVX stock-based compensation 2.7 (0.2) (0.5) (3.7) (3.4) Acquisition costs 0.3 4.8 — 0.2 5.0 Adjusted EBITDA before iTVX stock-based compensation and acquisition costs $4.9 $14.0 $1.5 $2.7 $15.1 Adjusted EBITDA margin (%) 6% 14% 7% 10% 14% Reconciliation of GAAP and Non-GAAP Financial Measures Adjusted EBITDA & Non-GAAP Diluted EPS (1) Excludes iTVX stock-based compensation

© comScore, Inc. Proprietary. 18 Questions